Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Inc. Completes Acquisition of I-FLATZ, Expanding Presence into Japan’s Kansai Region

September 28, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, announced today the completion of its previously announced acquisition, first disclosed on August 27, 2026, of 100% of the outstanding shares of I-FLATZ Corporation (“I-FLATZ”), a Kansai-based real estate company engaged in condominium sales, renovation, and leasing. As a result of the transaction, I-FLATZ and its wholly owned subsidiary, LAND-I Co., LTD, have become consolidated subsidiaries of LogProstyle.

LogProstyle has developed its real estate business primarily in the greater Tokyo area, including the planning and sale of renovated condominiums. Founded in 2001, I-FLATZ has built a strong regional franchise serving the Kansai market through condominium sales agency services, renovation and resale of existing residential properties, and real estate leasing. By combining LogProstyle’s business model in the Tokyo metropolitan area with I-FLATZ’s established regional presence, the Company believes there are opportunities to broaden its business footprint, diversify its revenue base, and create long-term growth opportunities. The existing management team of I-FLATZ will remain in place following the acquisition, to help maintain operational continuity. Working closely with I-FLATZ’s management, the Company’s goal is to realize growth opportunities and operational synergies; however, there can be no assurance that anticipated benefits and synergies will be realized as expected.

Yasuyuki Nozawa, Representative Director, President and CEO of the Company, said: “We are pleased to officially welcome I-FLATZ to the LogProstyle Group. This transaction represents an important milestone in our strategy to expand beyond the Tokyo metropolitan area. Together with the experienced I-FLATZ management team, we look forward to the potential growth in the Kansai market and creating long-term value for our shareholders.”

Overview of I-FLATZ

Pursuant to the terms of the previously announced Share Purchase Agreement, LogProstyle acquired all 3,800 issued and outstanding shares of I-FLATZ on September 28, 2026. All closing conditions were satisfied as of such date.

Name	I-FLATZ Corporation
Representative	Toshihide Suzuki, Representative Director
Address	5F Yodoyabashi Toda Building, 3-2-4 Fushimi-machi, Chuo-ku, Osaka City, Osaka
Established	May 2001
Business	A real estate company engaged in sales agency for newly built condominiums, resale of renovated pre-owned condominiums, and real estate leasing (licensed real estate broker)
Wholly owned subsidiary	LAND-I Co., LTD

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company’s ability to successfully integrate the acquired business, the possibility that the anticipated benefits and synergies of the acquisition may not be realized as expected, general economic conditions, changes in market conditions, the Company’s ability to execute its strategic initiatives, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 13, 2026. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan ‘redefine life style’, the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations: ir@logprostyle.co.jp

Alphaterra Advisory：takuo.katayama@alphaterraadvisory.com